  EXHIBIT 15.1

Graystone Company Announces Increased Revenue And Operating Profits For November 2021

Fort Lauderdale, FL – December 2, 2021 – Graystone Company, Inc. (OTC: GYST), is pleased to provide preliminary unaudited financial results for the month ending November 30, 2021.

•

Preliminary results for our total unaudited revenues have increased to approximately $105,000, consisting of (1) cryptocurrency mining, (2) sales of mining equipment and (3) realized gain on sales of digital currencies. This exceeds our revenues for the month of October 2021 by 181%.

•

Preliminary results for total unaudited revenues, less general expenses, are expected to show gross operating profit of approximately $24,000 for November 2021. This doesn’t include non-cash transactions.

The increase in revenues and gross profits was primarily due to (1) the deployment of high performing mining equipment and (2) the launch of our new division that is focused on selling and hosting mining equipment. We consider this to be a great success in such short period of time, considering, that we transitioned to mining just a few months ago in May 2021 and commenced mining just two months ago on September 15, 2021.

The Company’s Bitcoin wallet address can be found on our website at https://www.thegraystonecompany.com/blockchain. We endeavor to provide as much transparency as possible to our shareholders by providing our wallet address that shows the real time data that directly relates to our Bitcoin Mining activity, transactions and our BTC balance.

About The Graystone Company, Inc.
The Graystone Company has two distinct lines of business: (1) Bitcoin Mining; and (2) sale and hosting of Bitcoin mining equipment. The Company launched its Bitcoin Mining operation in May 2021 and began selling mining equipment in October 2021. The Company's Bitcoin mining wallet address can be viewed at anytime using this link:

https://www.blockchain.com/btc/address/32nWKSce24EPUGXnkfqVdvUyWbrVUmwpAr  The Graystone Company, Inc. (OTC PINK:GYST) is headquartered in Fort Lauderdale, FL., and can be contacted at www.thegraystonecompany.com or by phone at (954) 271-2704.

Corporate Website: www.thegraystonecompany.com

Corporate Twitter: https://twitter.com/TheGraystoneco

Graystone Mining Twitter: https://twitter.com/Graystonemining

*Revenue related calculations. Please note that the Company believes that any revenue related calculations are accurate and based on factual information, there can be no assurance that the Company will be able to achieve all projections due to number of business-related factors, such as equipment pricing, mining equipment availability, bitcoin mining difficulty, bitcoin market pricing and other unforeseen issues in deploying its mining rigs.  You can view update information on Bitcoin Mining by visiting https://minerstat.com/coin/BTC

Notice Regarding Forward-Looking Statements in this press release which are not purely historical are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future. Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this news release, and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements. Although we believe that any beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that any such beliefs, plans, expectations or intentions will prove to be accurate.

For more information:

Graystone Company

Anastasia Shishova

Email: info@thegraystonecompany.com

Phone: (954) 271-2704